LARSEN & TOUBRO LIMITED

SECRETARIAL DEPARTMENT

Regd. Off.: L&T House, Ballard Estate, P. O. Box 278, Mumbai 400 001 • Phone : 22685656 • Fax : 91-22-22685893

E-Mail :

Ref :

04010130

82-3957

SEC/DS

February 7, 2004.

Securities and Exchange Commission,
Division of Corporate Finance,
Room 3094(3-6), 450 Fifth Street N.W.,
Washington DC 20549-U.S.A.,

SUPPL

04 FEB 25 AM 7:21

Dear Sir,

Re: Limited Review Report for the quarter ended 31/12/2003

We forward herewith a copy of the "**Limited Review Report for the nine month period ended 31st December 2003**" issued by our statutory auditors, M/S. Sharp & Tannan, Chartered Accountants, Mumbai .

Thanking you,

PROCESSED
FEB 26 2004
THOMSON FINANCIAL

Yours faithfully,
for **LARSEN & TOUBRO LIMITED**

LALIT RATADIA
(JOINT COMPANY SECRETARY)

Encl : As above.

dlw 2/26

Limited Review Report for the nine month period ended 31st December, 2003

1. We have reviewed the accompanying statement of unaudited financial results, stamped and initialed by us for identification, of Larsen and Toubro Limited for the nine month period ended 31st December 2003. This statement is the responsibility of the Company's Management and has been approved by the Board of Directors.

2. A review of interim financial information consists principally of applying analytical procedures for financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express an opinion.

3. Based on our review conducted as above, nothing has come to our notice that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with accounting standards and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

SHARP & TANNAN
Chartered Accountants
by the hand of

F.M.KOBLA
Partner
(Membership No. 15882)

Mumbai, 30th January, 2004

Ravindra Annexe, 194, Churchgate Reclamation, Dinshaw Vachha Road, Mumbai - 400 020, India.
Tel. (22) 2204 7722/23, 5633 8343 - 47 Fax (22) 5633 8352 E-mail : sharp@bom3.vsnl.net.in

LARSEN & TOUBRO LIMITED

Regd. Office : L&T House, Ballard Estate, Mumbai 400 001

UNAUDITED FINANCIAL RESULTS FOR THE THREE MONTHS ENDED 31ST DECEMBER, 2003

Rs.crore

	Particulars	3 months ended December 31		9 months ended December 31		Year ended March 31
		2003	2002	2003	2002	2003
1	Gross Sales / Income from Operations	**3126.68**	2436.97	**8041.30**	6527.66	9869.83
	Less : Excise duty	**208.97**	116.25	**489.99**	342.99	509.71
	Net Sales / Income from operations	**2917.71**	**2320.72**	**7551.31**	**6184.67**	**9360.12**
2	Other Income	**42.86**	38.35	**238.94**	133.55	254.34
3	**Total Expenditure**	**2740.89**	**2159.62**	**7169.11**	**5749.93**	**8645.77**
	a) (Increase)/decrease in stock in trade	**(12.11)**	18.41	**11.20**	23.39	(11.63)
	b) i) Consumption of raw materials (incl.WIP)	**797.06**	616.76	**1903.42**	1545.16	2360.30
	ii) Sub-contracting charges	**487.21**	422.11	**1398.75**	1026.35	1644.30
	iii) Construction materials	**429.70**	213.55	**924.34**	586.17	875.06
	iv) Purchase of Trading Goods	**223.39**	151.28	**467.04**	358.77	611.59
	v) Other manufacturing expenses	**267.14**	239.56	**825.71**	774.70	1087.07
	c) Staff cost	**199.68**	182.28	**570.13**	504.36	668.40
	d) Sales, administration and other expenses	**348.82**	315.67	**1068.52**	931.03	1410.68
4	Share of Profit / (Loss) from Integrated Joint Ventures (net of tax)	**9.36**	4.06	**28.91**	9.01	23.07
5	Interest (Net)	**33.63**	39.94	**98.80**	152.90	176.99
6	Depreciation	**69.84**	75.60	**218.24**	225.93	304.57
7	**Profit before tax**	**125.57**	**87.97**	**333.01**	**198.47**	**510.20**
8	Provision for Current tax (incl.for wealth tax)	**40.14**	9.24	**105.00**	29.00	88.50
9	Provision for Deferred tax	**(16.00)**	(1.94)	**(25.00)**	2.00	(11.40)
10	**Net Profit**	**101.43**	**80.67**	**253.01**	**167.47**	**433.10**
11	Paid-up equity share capital (Face value of share : Rs.10 each)	**248.76**	248.67	**248.76**	248.67	248.67
12	Reserves excluding revaluation reserve (as per balance sheet)					3279.53
13	Basic EPS (Rupees)	**4.08**	3.24	**10.17**	6.73	17.42
14	Diluted EPS (Rupees)	**3.36**	2.53	**8.41**	5.30	13.98
15	Aggregate of Non-Promoter Shareholding:					
	Number of Shares ('000s)	**248762**	248666	**248762**	248666	248669
	Percentage of Shareholding	**100%**	100%	**100%**	100%	100%

Notes:

1. During the quarter, the Company submitted to the High Court at Bombay a Scheme under Sections 391 and 394 of the Companies Act 1956 for demerging its Cement business into UltraTech Cemco Limited, in which Grasim Industries Limited / its subsidiary propose to obtain majority stake.
2. The Board of Directors at the meeting held on 30th December 2003 approved the divestment of Glass container business.
3. In the previous quarter, in accordance with the revised SEBI guidelines on ESOS and ESPS, the Company recognised a charge of Rs.1.33 crore and Rs.5.51 crore to Staff Expenses and General Reserve respectively in respect of intrinsic value of stock options outstanding. Pursuant to the recent clarification by SEBI that the said guidelines do not have retrospective effect, the said charge has been reversed during this quarter.
4. During the quarter, 23700 equity shares have been allotted pursuant to Employee Stock Option Scheme
5. The Company had no unresolved investor complaints as on 1st October 2003. During the quarter, 27 complaints were received and resolved.
6. The Company's shares have been delisted from Ahmedabad, Pune, Bangalore, Mangalore & Delhi Stock Exchanges. The approval for delisting from Calcutta and Madras Stock Exchanges is awaited.
7. Previous period's figures have been re-grouped / re-classified / recast to conform to current period's figures
8. The above results have been [a] subjected to a limited review by the statutory auditors and [b] approved and taken on record by the Board of Directors at the meeting on 30th January 2004.

SHARP & TANNAN CHARTERED ACCOUNTANTS RAVINDRA ANNEXE, MUMBAI-20.

for LARSEN & TOUBRO LIMITED

A. M. NAIK

(Chairman and Managing Director)

Mumbai

January 30, 2004

Segment-wise Revenue, Result and Capital Employed

Rs crore

	3 months ended 31st December		9 months ended 31st December		Year ended
	2003	2002	2003	2002	31.3.2003
Segment Revenue (including excise duty)					
1 Engineering & Construction	**2086.10**	1502.67	**5120.82**	3870.15	6155.04
2 Cement	**746.89**	677.41	**2101.51**	1964.38	2713.65
3 Electrical & Electronics	**249.84**	215.30	**705.78**	580.12	865.14
4 Others	**116.11**	100.42	**319.49**	299.23	425.29
Total	**3198.94**	2495.80	**8247.60**	6713.88	10159.12
Less: Inter-segment revenue	**54.07**	42.38	**154.87**	144.43	223.65
Net sales / Income from operations	**3144.87**	**2453.42**	**8092.73**	**6569.45**	**9935.47**
Segment Result (Profit before Interest and Tax)					
1 Engineering & Construction	**113.14**	90.92	**258.72**	215.65	445.49
2 Cement	**12.47**	39.53	**95.52**	102.31	177.82
3 Electrical & Electronics	**31.08**	24.86	**72.35**	63.36	103.83
4 Others	**13.89**	1.61	**17.63**	6.23	9.95
Total	**170.58**	156.92	**444.22**	387.55	737.09
Less: Inter-segment margin on internal capitalisation	**-**	0.02	**-**	0.30	0.32
Less: Interest expense, net of receipts	**33.63**	39.94	**98.80**	152.90	176.99
Add: Net Unallocable income / (expenditure)	(11.38)	(28.99)	(12.41)	(35.88)	(49.58)
Total Profit Before Tax	**125.57**	**87.97**	**333.01**	**198.47**	**510.20**
Capital Employed:					
(Segment assets less Segment liabilities)					
1 Engineering & Construction			**2284.98**	2107.46	2101.69
2 Cement			**3089.70**	3349.95	3316.33
3 Electrical & Electronics			**404.12**	432.21	444.77
4 Others			**236.23**	296.67	286.11
Total capital employed in segments			**6015.03**	6186.29	6148.90
Unallocable corporate assets less corporate liabilities			**1621.52**	1938.10	1430.73
Total Capital Employed			**7636.55**	**8124.39**	**7579.63**

Notes :

1 Segments have been identified in accordance with Accounting Standard (AS17) "Segment Reporting", considering the return / risk profiles of the businesses, the organisational structure and the management reporting systems.

2 **Segment definitions** : **Engineering & Construction** comprises execution of engineering & construction projects to provide solutions in civil, mechanical, electrical and instrumentation engineering (on turnkey basis or otherwise) to core sectors / infrastructure industries; **Cement** includes manufacture and sale of cement / clinker and ready mix concrete; **Electrical & Electronics** includes low voltage switchgear / control gear, petroleum pumps, metering / protection systems, control & automation equipment, medical equipment etc; **Others** includes packaging business (metal / glass containers and bottle closures) and marketing of welding alloys and construction equipment.

3 Segment Revenue comprises Sales and other income allocable specifically to a segment.

4 Unallocable expenditure includes mainly expenses incurred on common services provided to segments and corporate expenses.Unallocable income includes dividends . Corporate assets mainly include investments in Subsidiary / Associate Companies.

5 In several businesses of the Company, particularly the E&C business, margins do not accrue uniformly during the year. Hence, the financial performance of the segments can be discerned only on the basis of the figures for the full year.

SHARP & TANNAN
CHARTERED ACCOUNTANTS
RAVINDRA ANNEXE, MUMBAI-20.